Eaton Vance Distributors, Inc.
 (SEC I.D. NO. 8-47939)

Financial Statements and Supplemental
Schedules as of and for the year ended October 31, 2018
and Independent Auditors' Report
Filed Pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-047939

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/17 (MM/DD/YY) AND ENDING 10/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eaton Vance Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two International Place
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Senay, Chief Financial Officer

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Eric Senay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eaton Vance Distributors, Inc., as of October 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



LEIDY L. HOFFMAN
MY COMM. EXPIRES JANUARY 21, 2022
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS

Signature

Chief Financial Officer
Title

Notary Public
Leidy L. Hoffman | My Comm Exp. January 21, 2022.

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholder and the Board of Directors of Eaton Vance Distributors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Eaton Vance Distributors, Inc. (a wholly owned subsidiary of Eaton Vance Corp.) (the "Company") as of October 31, 2018, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of a Matter

As discussed in Note 1 to the financial statements, the financial statements include significant transactions with Eaton Vance Corp. subsidiaries and are not necessarily indicative of the conditions that would have existed had the Company been operated as an unaffiliated company.

Report on Supplemental Schedules

The supplemental schedules g, h, and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte + Touche LLP

December 21, 2018

We have served as the Company's auditor since 1994.

Eaton Vance Distributors, Inc.

Statement of Financial Condition
As of October 31, 2018

Assets

Cash and cash equivalents	$	67,124,536
Investments at fair value		79,259,029
Deposits with clearing organizations		276,210
Accounts receivable from sales of investment company shares		92,875
Accounts receivable from affiliates		1,210,599
Distribution fees, service fees and other receivables		18,459,284
Deferred income taxes		6,232,618
Prepaid expenses and other assets		3,325,879
Total assets	$	175,981,030

Liabilities and Stockholder's Equity

Liabilities:

Accrued compensation	$	25,980,359
Accounts payable and accrued liabilities		28,784,130
Accounts payable to affiliates		1,735,438
Accounts payable for investment company shares sold		335,149
Other liabilities		1,697,876
Total liabilities		58,532,952

Commitments and contingencies (Note 8)

Stockholder's Equity:

Common stock, $1 par value; 200,000 shares authorized;		
20,000 shares issued and outstanding		20,000
Additional paid-in capital		93,714,894
Retained earnings		23,713,184
Total stockholder's equity		117,448,078
Total liabilities and stockholder's equity	$	175,981,030

See notes to Financial Statements.

Eaton Vance Distributors, Inc.

Statement of Income
For the Year Ended October 31, 2018

Revenue:

Service agreement income	$	222,424,609
Service fees		120,143,403
Distribution and underwriter fees		7,255,874
Interest and other revenue		22,223,995
Total revenue		372,047,881

Expenses:

Distribution expense	122,004,335
Compensation and related costs	109,292,388
Service fee expense	110,058,627
Other expenses	21,644,911
Total expenses	363,000,261
Income before income taxes	9,047,620

Provision for income taxes:

Current		(1,854,185)
Deferred		(2,191,358)
Total provision for income taxes		(4,045,543)
Net income	$	5,002,077

See notes to Financial Statements.

Eaton Vance Distributors, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended October 31, 2018

	Shares		Common Stock		Additional Paid-in Capital		Retained Earnings		Total Stockholder's Equity
Balance, November 1, 2017	20,000	$	20,000	$	83,118,749	$	18,775,527	$	101,914,276
Cumulative effect adjustment upon adoption of new accounting standard (ASU 2016-09)	-		-		82,076		(64,420)		17,656
Net income	-		-		-		5,002,077		5,002,077
Stock-based compensation	-		-		10,514,069		-		10,514,069
Balance, October 31, 2018	20,000	$	20,000	$	93,714,894	$	23,713,184	$	117,448,078

See notes to Financial Statements.

Eaton Vance Distributors, Inc.

Statement of Cash Flows
For the Year Ended October 31, 2018

Cash Flows From Operating Activities:

Net Income	$	5,002,077
Adjustments to reconcile net income to net cash used for operating activities:		
Stock-based compensation		10,514,069
Deferred income taxes		2,173,702
Changes in operating assets and liabilities:		
Investments at fair value		(27,857,145)
Deposits with clearing organizations		(28,888)
Accounts receivable from sales of investment company shares		54,887
Accounts receivable from affiliates		(43,727)
Distribution fees, service fees and other receivables		(590,626)
Prepaid expenses and other assets		948,247
Accrued compensation		2,691,806
Accounts payable and accrued liabilities		(283,128)
Accounts payable to affiliates		607,508
Accounts payable for investment company shares sold		88,430
Other liabilities		744,249
Net cash used for operating activities		(5,978,539)
Net decrease in cash and cash equivalents		(5,978,539)
Cash and cash equivalents, beginning of year		73,103,075
Cash and cash equivalents, end of year	$	67,124,536

Supplemental Cash Flow Information:

Cash paid for income taxes, net of refunds	$	71,000

See notes to Financial Statements.

Eaton Vance Distributors, Inc.

Notes to Financial Statements
As of and for the Year Ended October 31, 2018

1. Summary of Significant Accounting Policies

Business and organization

Eaton Vance Distributors, Inc. (the Company) is the principal underwriter for the regulated investment companies offered by Eaton Vance and certain of its affiliates (the Eaton Vance family of mutual funds). The Company also acts as placement agent for Eaton Vance-sponsored unregistered equity funds and as distributor for Eaton Vance-sponsored separately managed accounts sold through financial intermediaries.

The Company is a wholly-owned subsidiary of Eaton Vance Corp. (EVC). Certain officers and/or directors of the Company are also officers and/or directors of EVC. Revenue and certain expenses are dependent on the total value and composition of the managed assets of EVC and its affiliated entities. Accordingly, fluctuations in financial markets and in the composition of those assets under management impact revenue and the results of operations.

These Financial Statements were prepared from the separate records maintained by the Company, which include significant transactions with EVC subsidiaries and are not necessarily indicative of the conditions that would have existed had the Company been operated as an unaffiliated company.

Basis of presentation

The preparation of the Company's Financial Statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make judgments, estimates and assumptions that affect the amounts reported in the Financial Statements and related notes to the Financial Statements. However, due to the inherent uncertainties in making estimates, actual results could differ from those estimates.

Adoption of new accounting standard

In March 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update, Improvements to Employee Share-Based Payment Accounting (ASU 2016-09), which simplifies certain aspects of the accounting for share-based payment transactions. The Company adopted ASU 2016-09 as of November 1, 2017. Under this ASU, excess tax benefits or tax deficiencies related to the exercise of stock options and vesting of restricted stock awards are no longer recognized in additional paid-in capital but rather as an income tax benefit or income tax expense in the period of vesting or settlement. This provision of the ASU requires a prospective approach to adoption. During the year ended October 31, 2018, the Company recognized excess tax benefits of $1,869,206 attributable to the exercise of stock options and vesting of restricted stock awards in conjunction with the adoption of this ASU.

This guidance also requires that the excess tax benefits or tax deficiencies described above be classified as an operating cash flow within the Statement of Cash Flows as opposed to a financing cash flow, as previously reported. Finally, the guidance allows companies to elect to continue to account for forfeitures using an estimate or instead to elect to account for forfeitures as they occur. Upon adoption, the Company elected to

account for forfeitures as they occur and adopted this provision of the ASU using the modified retrospective approach. Therefore, upon adoption, the Company recognized a $64,420 cumulative effect adjustment (reduction) to retained earnings, net of related income tax effects, to reflect the timing difference of when forfeitures are recognized in the measurement of stock-based compensation cost.

Where applicable, the Company's significant accounting policies discussed below have been amended to reflect the adoption of ASU 2016-09 as of November 1, 2017.

Cash and cash equivalents

Cash and cash equivalents consists principally of cash in banks and short-term, highly liquid investments in commercial paper. Cash equivalents have original maturities of less than three months on the date of acquisition and are carried at fair value.

Investments

Investments consist of certificates of deposit, commercial paper and corporate debt securities with remaining maturities (upon purchase by the Company) ranging from three months to 12 months.

Investments are carried at fair value based on quoted market prices. Net realized and unrealized gains or losses are reflected as a component of interest and other revenue. The specific identified cost method is used to determine the realized gains or losses on all investments sold.

Fair value measurements

The accounting standards for fair value measurement provide a framework for measuring fair value and require expanded disclosures regarding fair value measurements. Fair value is defined as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. The accounting standards establish a fair value measurement hierarchy, which requires an entity to maximize the use of observable inputs where available. This fair value measurement hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

EVC utilizes third-party pricing services to value its investments in debt obligations, as further discussed below. Valuations provided by the pricing services are subject to exception reporting that identifies securities with significant movements in valuation, as well as investments with no movements in valuation. These exceptions are reviewed by EVC on a daily basis. EVC compares the price of trades executed by EVC to the valuations provided by the third-party pricing services to identify and research significant variances. EVC periodically compares the pricing service valuations to valuations provided by a secondary independent source when available. EVC's Valuation Committee reviews the general assumptions underlying the methodologies used by the pricing services to value various asset classes at least annually. Throughout the year, members of EVC's Valuation Committee or its designees meet with the service providers to discuss any significant changes to the service providers' valuation methodologies or operational processes.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories based on the nature of the inputs that are significant to the fair value measurements in their entirety. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value measurement hierarchy. In such cases, an investment's classification within the fair value measurement hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Level 1   Unadjusted quoted market prices in active markets for identical assets or liabilities at the reporting date.

Level 2   Observable inputs other than Level 1 unadjusted quoted market prices, such as quoted market prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities that are not active, and inputs other than quoted prices that are observable or corroborated by observable market data.

Level 3   Unobservable inputs that are supported by little or no market activity.

The Company recognizes any transfers between levels at the end of each fiscal year.

Investment Company underwriting activities

The Company records accounts receivable from sales of mutual fund shares and accounts payable for mutual fund shares on a settlement-date basis. Commission income and expense from sales of mutual fund shares are recorded on a trade-date basis and are included in distribution and underwriter fees and distribution expense in the Company's Statement of Income.

Distribution expense

Advertising and promotional costs are expensed as incurred. The Company makes payments to financial intermediaries that provide marketing support, transaction processing and/or administrative services to the Eaton Vance family of mutual funds and, in some cases, include some or all of our funds in preferred or specialized selling programs. Payments are typically based on fund net assets, sales, transactions processed and/or accounts attributable to that financial intermediary. Financial intermediaries also may receive payments from the Company in connection with educational or due diligence meetings that include information concerning our funds.

Income taxes

The Company is included in the consolidated federal tax return and state tax returns of EVC and affiliates. Income taxes are allocated to members of the EVC group as if each were a separate taxpayer. Federal tax payments made by Eaton Vance Management, a wholly-owned subsidiary of EVC, for the Company's federal tax liability are settled through accounts payable to affiliates. The Company computes its current and deferred tax provision in a manner that is representative of how the Company would have computed its provision had it not been included in the consolidated federal tax return of EVC.

Deferred income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts and tax bases of the Company's assets and liabilities measured using rates expected to be in effect when such differences reverse. To the extent that deferred tax assets are considered more likely than not to be unrealizable, valuation allowances are provided.

In the ordinary course of business, many transactions occur for which the ultimate tax outcome is uncertain. Accounting standards governing the accounting for uncertainty in income taxes for a tax position taken or expected to be taken in a tax return require that the tax effects of a position be recognized only if it is more likely than not to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold must be met in each reporting period to support continued recognition of the benefit. The

difference between the tax benefit recognized in the financial statements for a tax position and the tax benefit claimed in the income tax return is referred to as an unrecognized tax benefit. Unrecognized tax benefits, as well as the related interest and penalties, are adjusted regularly to reflect changing facts and circumstances. The Company classifies any interest or penalties incurred as a component of income tax expense. Any adjustments to deferred tax assets and liabilities attributable to changes in tax laws or rates are recorded as an expense or benefit in the period that the new legislation is enacted.

Revenue recognition

Mutual fund distribution and service fees are calculated as a percentage of average daily net assets and recorded in revenue as earned, gross of any third-party distribution and service fee payments made. Distribution and service fees are earned daily and generally paid monthly. The expenses associated with third-party distribution and service fee arrangements are recorded in distribution expense and service fee expense, respectively, as the services are provided by the third party. These expenses are also generally paid monthly.

Service agreement income

The Company has a service agreement with Eaton Vance Management, whereby Eaton Vance Management compensates the Company for distributing shares of investment companies for which Eaton Vance Management, or one of its wholly-owned subsidiaries, Boston Management and Research (BMR) or Calvert Research and Management (Calvert), is the investment adviser. For its services, the Company is compensated in an amount equal to 102 percent of all of the Company's operating expenses, less the Company's operating revenue on a monthly basis.

Stock-based compensation

The Company accounts for stock-based compensation expense, related to equity awards granted to employees of the Company under EVC's stock-based compensation plans, at fair value. Under the fair value method, stock-based compensation expense for equity awards, which reflects the fair value of stock-based awards measured at grant date, is recognized on a straight-line basis over the relevant service period (generally five years) and is adjusted each period for forfeitures as they occur.

The tax effect of the difference, if any, between the cumulative compensation expense recognized for a stock-based award for financial reporting purposes and the deduction for such award for tax purposes is recognized as income tax expense (for tax deficiencies) or benefit (for excess tax benefits) in the Company's Statement of Income in the period in which the tax deduction arises (generally in the period of vesting or settlement of a stock-based award, as applicable) and are reflected as an operating activity on the Company's Statement of Cash Flows.

Loss contingencies

The Company continuously reviews any investor, employee or vendor complaints and pending or threatened litigation. The Company evaluates the likelihood that a loss contingency exists under the criteria of applicable accounting standards through consultation with legal counsel and records a loss contingency, inclusive of legal costs, if the contingency is probable and reasonably estimable at the date of the financial statements. There are no losses of this nature that are currently deemed probable and reasonably estimable, and, thus, none have been recorded in the accompanying Financial Statements.

2. New Accounting Standards Not Yet Adopted

Revenue recognition

In May 2014, the FASB issued new guidance for revenue recognition. The new guidance seeks to improve comparability by removing inconsistencies in revenue recognition practices. The core principle of the guidance requires companies to recognize revenue upon the transfer of promised goods or services to customers in an amount that reflects the expected consideration to be received for the goods or services. In addition, certain costs incurred to obtain and fulfill contracts with customers may need to be capitalized if they meet certain criteria. This guidance was further updated in March 2016 to clarify how companies should evaluate the principal-versus-agent aspects of the previously issued revenue guidance. The new guidance is effective for EVC, and will therefore be applied by the Company, for the fiscal year that began on November 1, 2018. The Company will apply a full retrospective approach to adoption.

The process undertaken by the Company to implement the new guidance included, among other things, applying the five steps in the new revenue framework to contracts with customers covering a broad range of product and service offerings, applying the guidance on how to account for costs to obtain and fulfill such contracts, and determining whether the Company is acting as a principal or an agent in relation to identified performance obligations. The Company has substantially completed these efforts and is currently in the process of preparing enhanced revenue disclosures required by the new guidance. Based upon the procedures performed to date, the Company does not anticipate any significant changes to the timing of recognition of revenue or recognition of costs incurred to obtain and fulfill the revenue contracts.

The Company expects that the amended guidance will affect the presentation of certain revenue and expense balances. In applying the revised principal-versus-agent guidance to the Company's various distribution contracts, the Company expects that, for certain classes of shares in sponsored funds with a front-end load commission pricing structure, the entire front-end load commission (including both the underwriting commission retained by the Company and the sales charge paid to the selling broker-dealer) will be presented within distribution and underwriting fee revenue and the sales charge paid to the selling broker-dealer will be presented within distribution expense in the Statement of Income. Currently, only the underwriting commission retained by the Company is presented within distribution and underwriting fee revenue and the sales charge paid to the selling broker-dealer is not reflected within distribution expense.

Statement of cash flows

In August 2016, the FASB issued new guidance that addresses eight specific cash flow issues to reduce diversity in practice in how certain cash receipts and cash payments are presented on the Statement of Cash Flows. The new guidance is effective for EVC, and will therefore be applied by the Company, for the fiscal year that began on November 1, 2018. The Company does not expect the adoption of this standard to have a material impact on its Financial Statements and related disclosures.

In November 2016, the FASB issued an amendment to existing guidance on the presentation and classification of restricted cash in the statement of cash flows. The amendment requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The new guidance is effective for EVC, and will therefore be applied by the Company, for the fiscal year that began on

November 1, 2018. The Company does not expect the adoption of this standard to have a material impact on its Financial Statements and related disclosures.

Disclosure requirements for fair value measurement

In August 2018, the FASB issued guidance that makes changes to the disclosure requirements for fair value measurements. Notably, this guidance removes the disclosure requirements for the amount of, and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation processes for Level 3 fair value measurements. This guidance also adds new disclosure requirements for the range and weighted average of significant unobservable inputs used to develop fair value measurements categorized within Level 3 of the fair value hierarchy. The new guidance is effective for EVC, and will therefore be applied by the Company, for the fiscal year that begins on November 1, 2020. Early adoption is permitted. The Company is currently evaluating the potential impact of this guidance on its Financial Statements and related disclosures.

Capitalization of implementation costs in a cloud computing service contract

In August 2018, the FASB issued new guidance that aligns the accounting requirements for capitalizing implementation costs (implementation, setup, and other upfront costs) related to cloud computing (hosting) arrangements that are accounted for as a service contract with the accounting requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal use software license). This new guidance does not affect the accounting for the hosting element of a cloud computing arrangement that is a service contract. The new guidance is effective for EVC, and will therefore be applied by the Company, for the fiscal year that begins on November 1, 2020. Early adoption is permitted and the new guidance may be adopted either retrospectively or prospectively to all implementation costs incurred after the date of adoption. The Company is currently evaluating the potential impact of this guidance on its Financial Statements and related disclosures.

3. **Investments**

The following is a summary of investments at October 31, 2018:

Investments at fair value:		
Short-term debt securities	$	79,259,029
Total investments at fair value	$	79,259,029

4. Fair Value of Assets Measured at Fair Value on a Recurring Basis

The following table summarizes the financial assets measured at fair value on a recurring basis and their assigned levels within the valuation hierarchy at October 31, 2018:

	Level 1	Level 2	Level 3	Total
Financial assets:				
Cash equivalents	$ -	$ 12,380,972	$ -	$ 12,380,972
Investments at fair value:				
Short-term debt securities	-	79,259,029	-	79,259,029
Total financial assets	$ -	$ 91,640,001	$ -	$ 91,640,001

Valuation methodologies

Cash equivalents
Cash equivalents include investments in commercial paper with original maturities of less than 3 months. The carrying amounts of these investments are measured at amortized cost, which approximates fair value due to the short time between the purchase and expected maturity of the investments. Depending on the nature of the inputs, these assets are generally classified as Level 2 within the fair value measurement hierarchy.

Investments at fair value – short-term debt
Short-term debt securities include certificates of deposit, commercial paper and corporate debt obligations with remaining maturities (upon purchase by the Company) ranging from three months to 12 months. Short-term debt securities held are generally valued on the basis of valuations provided by third-party pricing services, as derived from such services' pricing models. Inputs to the models may include, but are not limited to, reported trades, executable bid and ask prices, broker-dealer quotations, prices or yields of securities with similar characteristics, benchmark curves or information pertaining to the issuer, as well as industry and economic events. The pricing services may use a matrix approach, which considers information regarding securities with similar characteristics to determine the valuation for a security. Depending on the nature of the inputs, these assets are generally classified as Level 1 or 2 within the fair value measurement hierarchy.

There were no transfers between levels of the fair value measurement hierarchy during the year ended October 31, 2018.

5. Stock-Based Compensation Plans

The Company recognized compensation cost related to EVC's stock-based compensation plans for the year ended October 31, 2018 as follows:

Omnibus Incentive Plans:	
Stock options	$ 2,168,951
Restricted shares	7,853,604
Employee Stock Purchase Plans	164,961
Employee Stock Purchase Incentive Plan	326,553
Total stock-based compensation expense	$ 10,514,069

The total income tax benefit recognized for stock-based compensation arrangements was $2,903,314 for the year ended October 31, 2018.

Omnibus Incentive Plans

The EVC 2013 Omnibus Incentive Plan (the 2013 Plan), which is administered by the Compensation Committee of the Board of EVC, allows for awards of stock options and restricted shares to eligible employees of EVC's majority owned subsidiaries, including the Company. Options to purchase EVC Non-Voting Common Stock granted under the 2013 Plan vest over five years pursuant to a graduated vesting schedule, expire ten years from the date of grant and may not be granted with an exercise price that is less than the fair market value of the stock as of the close of business on the date of grant. Restricted shares of EVC Non-Voting Common Stock granted under the 2013 Plan vest over five years pursuant to a graduated vesting schedule and may be subject to performance goals. These performance goals generally relate to the achievement of specified levels of adjusted operating income. The 2013 Plan contains change in control provisions that may accelerate the vesting of awards. A total of 25.5 million shares of EVC Non-Voting Common Stock have been reserved for issuance under the 2013 Plan. Through October 31, 2018, 7.2 million restricted shares and options to purchase 12.6 million shares have been issued pursuant to the 2013 Plan.

Stock options
The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model incorporates assumptions as to dividend yield, expected volatility, an appropriate risk-free interest rate and the expected life of the option. Many of these assumptions require management's judgment. The dividend yield assumption represents EVC's expected dividend yield based on its historical dividend payouts and the stock price at the date of grant. EVC's stock volatility assumption is based upon its historical stock price fluctuations. EVC uses historical data to estimate the expected life of options granted. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve at the time of grant. Stock options are accounted for as equity awards.

The weighted-average fair value per share of stock options granted during the year ended October 31, 2018 using the Black-Scholes option valuation model was as follows:

Weighted-average grant date fair value of options granted	$10.80

Assumptions:	
Dividend yield	2.4%
Volatility	24%
Risk-free interest rate	2.3% to 2.8%
Expected life of options	7.2 years

Stock option transactions under the 2013 Plan and predecessor plans for the Company's employees for the year ended October 31, 2018 are summarized as follows:

(share and intrinsic value figures in thousands)	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Options outstanding, beginning of period	1,533	$ 32.95		
Granted	124	51.05		
Exercised	(210)	28.71		
Forfeited/expired	(5)	44.76		
Options outstanding, end of period	1,442	$ 35.08	5.8	$ 15,121
Options exercisable, end of period	678	$ 31.78	4.1	$ 8,989
Vested or expected to vest at October 31, 2018	1,442	$ 35.08	5.8	$ 15,121

Options exercised represent newly issued shares of EVC Non-Voting Common Stock. The total intrinsic value of options exercised during the year ended October 31, 2018 was $5,419,181. The total fair value of options that vested during the year ended October 31, 2018 was $2,204,165.

As of October 31, 2018, there was $3,349,034 of compensation cost related to unvested stock options granted under the 2013 Plan and predecessor plans not yet recognized. That cost is expected to be recognized over a weighted-average period of 2.3 years.

Restricted shares
Restricted share awards are accounted for as equity awards. As of October 31, 2018, there was $19,284,876 of compensation cost related to unvested restricted share awards granted under the 2013 Plan not yet recognized. That cost is expected to be recognized over a weighted-average period of 2.7 years. The total fair value of restricted share awards that vested during the year ended October 31, 2018 was $7,022,412.

A summary of the restricted share activity under the 2013 Plan and predecessor omnibus incentive plans for the Company's employees for the year ended October 31, 2018 is presented below:

(share figures in thousands)	Shares	Weighted-Average Grant Date Fair Value
Unvested, beginning of period[1]	721	$ 36.19
Granted	216	51.73
Vested	(198)	35.52
Forfeited	(13)	37.92
Unvested, end of period	726	$ 40.96

[1] *Restricted shares outstanding at the beginning of the period have been adjusted to reflect employee transfers between the Company and other wholly-owned subsidiaries of EVC during the fiscal year.*

Employee Stock Purchase Plans

The EVC 2013 Employee Stock Purchase Plan (the Qualified ESPP) and the EVC 2013 Nonqualified Employee Stock Purchase Plan (the Nonqualified ESPP) (together, the Employee Stock Purchase Plans), which are administered by the Compensation Committee of the Board of EVC, permit eligible employees of the Company to direct up to a maximum of $12,500 per six-month offering period toward the purchase of EVC Non-Voting Common Stock at the lower of 90 percent of the market price of the EVC Non-Voting Common Stock at the beginning or at the end of each offering period. The Qualified ESPP qualifies under Section 423 of the U.S. Internal Revenue Code of 1986, as amended. A total of 0.5 million and 0.1 million shares of EVC's Non-Voting Common Stock have been reserved for issuance under the Qualified ESPP and Nonqualified ESPP, respectively.

Employee Stock Purchase Incentive Plans

The EVC 2013 Incentive Compensation Nonqualified Employee Stock Purchase Plan (the Employee Stock Purchase Incentive Plan), which is administered by the Compensation Committee of the Board of EVC, permits employees of the Company to direct up to half of their incentive bonuses and commissions toward the purchase of the EVC's Non-Voting Common Stock at the lower of 90 percent of the market price of EVC's Non-Voting Common Stock at the beginning or at the end of each quarterly offering period. A total of 0.6 million shares of EVC's Non-Voting Common Stock have been reserved for issuance under the Employee Stock Purchase Incentive Plan.

6. **Employee Benefit Plans**

Profit Sharing and Savings Plan

EVC has a Profit Sharing and Savings Plan for the benefit of substantially all employees, including employees of the Company. The Profit Sharing and Savings Plan is a defined contribution profit sharing plan with a 401(k) deferral component. All full-time employees who have met certain age and length of service requirements are eligible to participate in the plan. The plan allows participating employees to make elective deferrals of compensation up to the plan's annual limits. EVC then matches each participant's contribution on a dollar-for-dollar basis to a maximum of $2,000 per annum. In addition, EVC may, at its discretion, contribute up to 15 percent of eligible employee compensation to the plan, up to a maximum of $40,500 per employee for the year ended October 31, 2018. The Company's expense under the plan was $4,213,469 for the year ended October 31, 2018.

7. **Income Taxes**

On December 22, 2017, the Tax Cuts and Jobs Act (the 2017 Tax Act) was signed into law in the U.S. Among other significant changes, the 2017 Tax Act reduced the statutory federal income tax rate for U.S. corporate taxpayers from a maximum of 35 percent to 21 percent. Because the lower federal income tax rate became effective two months into the Company's fiscal year, a blended federal tax rate of 23.3 percent applied to the Company for the year ended October 31, 2018.

The Company's income tax provision for the year ended October 31, 2018 included a non-recurring charge of $2,531,498 related to the revaluation of the Company's deferred tax assets and liabilities to reflect the effects of the enactment of the 2017 Tax Act. The non-recurring charge was based on guidance issued by the Internal Revenue Service (IRS), as well as the Company's current interpretation of the tax law changes. The accounting for these elements of the 2017 Tax Act is complete.

The following table reconciles the Company's effective tax rate from the U.S federal statutory tax rate to such amount for the year ended October 31, 2018:

Federal statutory rate[1]	23.3 %
State income taxes (net of federal income tax benefit)	6.0
Non-deductible meals and entertainment expense	5.5
Stock-based compensation	(0.1)
Net excess tax benefits from stock-based compensation plans[2]	(20.7)
Non-recurring impact of U.S. tax reform	28.0
Other	2.7
Effective income tax rate	44.7 %

[1] *The federal statutory rate is a blend of 35 percent and 21 percent based on the number of days in the Company's fiscal year before and after the January 1, 2018 effective date of the reduction in the federal corporate income tax rate pursuant to the 2017 Tax Act.*

[2] *This amount reflects the impact of Accounting Standard Update 2016-09, Improvements to Employee Share-Based Payment Accounting, which was adopted by the Company on November 1, 2017.*

With the adoption of ASU 2016-09 as of November 1, 2017, excess tax benefits or tax deficiencies related to the exercise of stock options and vesting of restricted stock awards are no longer recognized in additional paid-in capital but rather as an income tax benefit or income tax expense in the period of vesting or settlement.

Deferred income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts and tax bases of the Company's assets and liabilities. The significant components of deferred income taxes at October 31, 2018 are as follows:

Deferred tax assets:		
Stock-based compensation	$	4,242,959
Compensation and benefit expense		1,963,124
Other		66,793
Total deferred tax asset		6,272,876
Deferred tax liabilities:		
Other		(40,258)
Total deferred tax liability		(40,258)
Net deferred tax asset	$	6,232,618

No valuation allowance has been recorded for deferred tax assets, reflecting management's belief that all deferred tax assets will be utilized. There are no uncertain tax positions.

The Company is generally no longer subject to income tax examinations by federal, state or local tax authorities for fiscal years prior to fiscal 2014.

8. Commitments and Contingencies

In the normal course of business, the Company enters into agreements that include indemnities in favor of third parties, such as engagement letters with advisors and consultants, information technology agreements, distribution agreements and service agreements. Certain agreements do not contain any limits on the

Company's liability and, therefore, it is not possible to estimate the Company's potential liability under these indemnities. In certain cases, the Company has recourse against third parties with respect to these indemnities.

The Company is subject to various legal proceedings. In the opinion of management, after discussions with legal counsel, the ultimate resolution of these matters will not have a material effect on the financial condition, results of operations or cash flows of the Company.

9. **Related Party Transactions**

Eaton Vance Management

The Company has an agreement with Eaton Vance Management, a wholly owned subsidiary of EVC, whereby the Company has agreed to sell its right to receive revenue under distribution arrangements with certain funds in the Eaton Vance family of mutual funds in exchange for Eaton Vance Management's agreement to assume the costs incurred by the Company in connection with the distribution of these funds. For the year ended October 31, 2018, the revenue earned by Eaton Vance Management and the costs incurred by Eaton Vance Management under this agreement were as follows:

Revenue earned by Eaton Vance Management:	
Distribution fees received from investment companies	$ 73,030,164
Costs incurred by Eaton Vance Management:	
Amortization of deferred sales commissions	$ 18,365,866
Deferred sales commissions	$ 48,620,868

In addition, the Company has a service agreement with Eaton Vance Management whereby Eaton Vance Management compensates the Company for distributing shares of investment companies for which Eaton Vance Management, BMR or Calvert, is the investment adviser. For its services, the Company is compensated in an amount equal to 102 percent of all of the Company's operating expenses, less 100% of the Company's operating revenue on a monthly basis. Operating revenue and operating expenses are determined in accordance with GAAP. For the year ended October 31, 2018, the Company earned $222,424,609 under this agreement, which is recorded as service agreement income in the accompanying Statement of Income.

The Company also has an agreement with Eaton Vance Management whereby certain compensation, employee benefits, information technology, professional services, facilities and other miscellaneous expenses are paid by Eaton Vance Management and allocated to the Company. The Company was allocated $11,850,652 of such costs for the year ended October 31, 2018 recorded within compensation and related costs and other expenses in the accompanying Statement of Income. The Company had a payable due to Eaton Vance Management of $1,711,207 as of October 31, 2018, which is included in accounts payable to affiliates on the accompanying Statement of Financial Condition.

Other Subsidiaries of EVC

The Company has agreements with Atlanta Capital Management Company, LLC and Parametric Portfolio Associates LLC, each a majority-owned subsidiary of Eaton Vance Acquisitions, whereby the Company provides certain distribution services to and obtains reimbursement from these entities for actual or approximate costs. The Company earned $14,470,607 under these agreements, which is recorded as interest

and other revenue in the accompanying Statement of Income. These transactions resulted in a receivable from affiliates of $1,202,844 at October 31, 2018.

In the ordinary course of business, the Company has transactions with other subsidiaries of EVC. These transactions resulted in a net receivable from affiliates of $7,755 and a net payable to affiliates of $24,231 at October 31, 2018.

Sponsored funds

Certain subsidiaries of EVC are investment advisers to, and have administrative agreements with, affiliated open-end and closed-end sponsored mutual funds, US Charitable Gift Donor Advised and Pooled Income Funds and privately offered equity funds for which certain employees of those entities are officers and/or directors. Substantially all of the services to these funds for which the Company or its affiliates earns a fee, including investment advisory, distribution, service, shareholder and administrative, are provided under contracts that set forth the services to be provided and the fees to be charged. These contracts are subject to annual review and approval by each of the funds' boards of directors or trustees. Revenue for the services provided or related to these funds for the year ended October 31, 2018 totaled $126,507,931. Included in distribution fees, service fees and other receivables at October 31, 2018 are receivables due from sponsored funds of $16,718,181.

Hexavest, Inc. (Hexavest)

The Company has a service agreement with Hexavest, which is 49 percent owned by Eaton Vance Management, whereby Hexavest compensates the Company for marketing expenses. For the year ended October 31, 2018, the Company earned $10,780 under this agreement, which is recorded net within distribution expense in the accompanying Statement of Income. The Company had a receivable from Hexavest of $17,058 as of October 31, 2018, which is included within distribution fees, service fees and other receivables.

10. Regulatory Requirements

The Company is subject to the U.S. Securities and Exchange Commission (the SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. For purposes of this rule, the Company had net capital of $100,999,479 at October 31, 2018, which exceeded its minimum net capital requirement of $3,902,197. The Company's ratio of aggregate indebtedness to net capital at October 31, 2018 was 0.58-to-1.

11. Exemption from Rule 15c3-3

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provisions of SEC Rule 15c3-3 pursuant to sections (k)(2)(i) and (k)(2)(ii) of that rule.

12. Major Sources of Revenue

The Company derives its revenue primarily from distribution and underwriting fees and service fees earned pursuant to underwriting and distribution agreements with regulated investment companies in the Eaton Vance family of mutual funds. There were no portfolios or related funds that provided over 10 percent of total revenue of the Company for the year ended October 31, 2018.

13. Subsequent Events

The Company evaluated subsequent events and transactions occurring after October 31, 2018. The Company is not aware of any subsequent events that would require recognition or disclosure in the Financial Statements.

*****

Eaton Vance Distributors, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1
As of October 31, 2018

Capital - stockholder's equity	$	117,448,078
Deductions:		
Non-allowable assets:		
Deposits with clearing organization		173,612
Accounts receivable from affiliates		1,210,599
Distribution fees, service fees and other receivables		5,265,791
Prepaid expenses and other assets		3,325,879
Deferred tax assets		6,272,754
Total deductions		16,248,635
Net capital before haircut on securities		101,199,443
Haircuts on securities		199,964
Net capital	$	100,999,479
Aggregate indebtedness:		
Total liabilities	$	58,532,952
Total aggregate indebtedness	$	58,532,952
Minimum net capital requirement of broker or dealer		
(6-2/3% of aggregate indebtedness)	$	3,902,197
Excess net capital	$	97,097,282
Ratio of aggregate indebtedness to net capital		0.58

Note: No material differences exist between the above net capital computation and
the Company's unaudited Form X-17A-5 Part IIA filed on November 27, 2018.

Eaton Vance Distributors, Inc.

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
As of October 31, 2018

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, pursuant to sections (k)(2)(i) and (k)(2)(ii) of that rule.

Eaton Vance Distributors, Inc.

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 Under the Securities Exchange Act of 1934
As of October 31, 2018

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, pursuant to sections (k)(2)(i) and (k)(2)(ii) of that rule.



Eaton Vance Distributors, Inc.
Two International Place
Boston, MA 02110
(617) 482-8260
www.eatonvance.com

The Exemption Report

We as members of management of Eaton Vance Distributors, Inc. (the Company) are responsible for complying with 17 C.F.R. §240.17a-5; Reports to be made by certain brokers and dealers, and complying with 17 C.F.R. §240.15c3-3: ((k)(2)(i) and (k)(2)(ii)) (the exemption provisions). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: ((k)(2)(i) and (k)(2)(ii)) (the exemption provisions) and (2) we met the identified exemption provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i) and 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year ended October 31, 2018 with the following exception: one check for approximately $6,000 from a customer for payment for security purchases was received on October 9, 2018 and was not sent to the clearing firm or transfer agent by noon the next business day, after being received by customer representatives at the Company. The customer payment was sent out the following business day, on October 10, 2018 for delivery the next business day, October 11, 2018.

Signature

Eric Senay
Chief Financial Officer
Eaton Vance Distributors, Inc.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 20116
USA

Tel: +1 617 437 2000
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholder and the Board of Directors of Eaton Vance Distributors, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Eaton Vance Distributors, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended October 31, 2018 except as described in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte + Touche LLP

December 21, 2018